UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Change in Directors and Officer

On October 16, 2023, the Dunxin Financial Holdings Limited (the “Company”) held its 2023 extraordinary meeting of shareholders and the shareholders of the Company approved the re-elections of Mr. Yuan Gao, Mr. Weidong Xu, and Mr. Qi Chen as directors of the Company’s Board of Directors (the “Board”), and the appointment of Mr. Hao Xu and Mr. Longwen (Stanley) He as directors of the Board, while Mr. Lei Fu and Mr. Yong Wang will no longer serve as directors of the Board. The biographical information of Messrs. Hao Xu and Longwen (Stanley) He is set forth below.

Hao Xu

Mr. Xu has served as the director of Shenzhen Zhongtong Rongzhi Business Consulting Co., Ltd. from August 2019 to July 2023. From May 2015 to July 2019, Mr. Xu served as the vice president of Shenzhen Qianhai Zhongzhao Capital Management Co., Ltd. Mr. Xu received his bachelor’s degree in business administration from Wuhan University, and his bachelor’s degree in economics from Zhongnan University of Economics and Law.

Longwen (Stanley) He

Mr. He has served as the director of investment and mergers of Zhongliang Holdings Group Co., Ltd. since August 2021. From March 2018 to June 2021, Mr. He served as the director of investment and financing of Shenzhen Baoneng Investment Group Co., Ltd. Between July 2014 and February 2018, Mr. He served as a corporate business manager at the Agricultural Bank of China, Shenzhen Branch. Mr. He received his bachelor’s degree in economics from Chongqing Technology and Business University and his master’s degree in economics from South China Normal University.

Each of Messrs. Xu and He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Effective October 24, 2023, Mr. Yuan Gao resigned from his position as the Chief Executive Officer of the Company (“CEO”) and Chairman of the Board (“Chairman”) for personal reasons. Mr. Gao will remain as a director of the Board. On October 24, 2023, the Board appointed Mr. Ai (Kosten) Mei as the new CEO and Chairman to fill the vacancy created by the resignation of Mr. Gao. The biographical information of Mr. Ai (Kosten) Mei is set forth below.

Ai (Kosten) Mei

Mr. Mei served as the chief executive officer of Yoshan Investment Co., Ltd. from November 2015 to November 2019. Between October 2009 to October 2015, Mr. Mei served as the chief executive officer of Hong Kong Duyuan Technology Development Co., Ltd. Mr. Mei received his bachelor’s degree in international financial and trade from Zhongnan University of Finance and Economics.

Mr. Mei does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: October 26, 2023	By:	/s/ Ai (Kosten) Mei
	Name:	Ai (Kosten) Mei
	Title:	Chief Executive Officer

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